                                [RAM letterhead]


VIA EDGAR AND FACSIMILE
-----------------------

                                                       April 24, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

     Re:  RAM Holdings Ltd.
          Registration Statement on Form S-1
          (File No. 333-131763)
          ----------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), RAM Holdings Ltd. (the "Company") hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as further amended prior to its effectiveness, so that it will become effective at 4:00 p.m. Eastern time on April 26, 2006 or as soon thereafter as is practicable.

     By this request, the Company confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

     1. should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 24, 2006
Page 2


     It would be appreciated if the Commission's staff would advise our counsel, Sheri E. Bloomberg (212-424-8072) of LeBoeuf, Lamb, Greene & MacRae LLP, by telephone upon the Registration Statement becoming effective.

                                   Very truly yours,

                                   RAM HOLDINGS LTD.


                                   By:  /s/ Vernon M. Endo
                                        ------------------------------------
                                        Name:  Vernon M. Endo
                                        Title: President and Chief Executive
                                               Officer